WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Date: May 26, 2010

To: Kathleen Krebs, Special Counsel
Company: US Securities and Exchange Commission

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Fax Contains: ~~11~~ 2 pages *(including this sheet)*. If incomplete, call (202) 973-8873.

Message:

Re: ***info*Group Inc.**
Revised Preliminary Proxy Statement on Schedule 14A, Filed May 18, 2010, File No. 001-34298

Attached is the language proposed by Evercore for page 47. They will also add mean and median line items to the table on page 46. Tom and I will call you shortly.

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5074295_1

infoGROUP as of March 31, 2010. As noted in the table above, some of the precedent transactions listed have implied EBITDA multiples below, within or above the selected multiple range. Evercore derived this range of selected multiples based on its professional judgment and experience, including its judgment based on the business characteristics of the target company, the date of the transaction, and other factors, including, but not limited to, and to the extent public information was available, historical financial performance, profitability, scale of business and strategic fit with the potential acquirer. Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions are directly comparable to the proposed Merger or the Company, respectively. For example, Evercore noted that transactions announced prior to 2008 reflected materially different merger and acquisition, equity and credit market environments, as well as a different operating environment relative to the current environment. In addition, many of the transactions noted above involved strategic acquirers that indicated synergies would result from the integration of the target business. These factors influenced the range of EBITDA multiples selected by Evercore, which was lower than the mean and median of the precedent transactions listed.